UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998 or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the transition period from _____________ to _____________.


                          Commission file number 1-4837



                           Tektronix, Inc. 401(k) Plan
                           ---------------------------
                              (Full title of Plan)



                                 TEKTRONIX, INC.
                                26600 SW Parkway
                            Wilsonville, Oregon 97070
               --------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office)

                              REQUIRED INFORMATION

Tektronix, Inc.
Tektronix 401(k) Plan
December 31, 1998 and 1997
Index
                                                                            Page
                                                                            ----

Report of Independent Accountants                                            1

Financial Statements

          Statements of Net Assets Available for Benefits
            at December 31, 1998 and 1997                                    2

          Statements of Changes in Net Assets Available for Benefits
            at December 31, 1998 and 1997                                    3

          Notes to Financial Statements                                    4-8

          Note: All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or they are not applicable.

Signature                                                                   10

Exhibit 23 Consent of Independent Accountants

INDEPENDENT AUDITORS' REPORT


Investment and Administrative Committee
Tektronix 401(k) Plan:

We have audited the accompanying financial statements of the Tektronix 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

May 21, 1999

TEKTRONIX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
(In Thousands)
----------------------------------------------------------------------------------------------

                                                                          1998            1997
ASSETS:
  Investment in Tektronix Master Retirement Trust (Note 3)           $ 895,254       $ 794,505
  Employer contributions receivable                                        599              86
  Employee contributions receivable                                        717               1
                                                                     ---------       ---------

NET ASSETS AVAILABLE FOR BENEFITS                                    $ 896,570       $ 794,592
                                                                     =========       =========


See notes to financial statements.

TEKTRONIX 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
(In Thousands)
----------------------------------------------------------------------------------------------

                                                                          1998            1997
NET INVESTMENT INCOME                                                $ 108,122       $ 129,280

CONTRIBUTIONS:
  Employer                                                              18,924          14,788
  Employee                                                              28,290          26,983

WITHDRAWALS                                                            (53,358)        (45,003)
                                                                     ---------       ---------

NET INCREASE                                                           101,978         126,048

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                                    794,592         668,544
                                                                     ---------       ---------

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                                        $ 896,570       $ 794,592
                                                                     =========       =========


See notes to financial statements.

TEKTRONIX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General - The Plan is a defined contribution plan covering all regular employees of a participating Tektronix, Inc. company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants can elect to have Tektronix, Inc. contribute from 1% to 15% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants each year to the Tektronix Stock Fund plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant's allocation election.

Participant Accounts - Each participant account is credited with contributions and an allocation of the Plan's earnings. Contributions are allocated based on the participant's election and earnings are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves.

Vesting and Benefits - Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, annuity contracts, or a combination thereof.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of investment income during the reporting period. Actual results could differ from those estimates.

Administrative Expense - Certain expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

Income Tax Status - The Plan obtained its latest determination letter dated June 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Withdrawals - Payments to participants are recorded when paid.

3.   INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan's investment assets are held in a master trust established by Tektronix, Inc. (the "Trust"). Use of the Trust permits the commingling of assets, for investment and administrative purposes, of a number of retirement plans of Tektronix, Inc. and its subsidiaries. Supporting records are maintained for the purpose of allocating net earnings of the Trust to the various participating plans. The following plans participate in the Trust:

Tektronix 401(k) Plan
Tektronix Cash Balance Plan

For investment purposes, the assets of the Trust are divided among nine different funds. Six of these funds are investment options that are available to participants under the Plan. Employer basic contributions are invested in the Tektronix Stock Fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the 401(k) Plan are as follows:

     Stable Fund invests in insurance company investment contracts and a money market mutual fund.

     Balanced Fund invests in a balanced mix of common stocks and U.S. government and corporate debt obligations.

     Stock Index Fund invests in common stocks of large U.S. companies.

     Small and Medium Company Stock Fund invests in the stocks of small and medium-sized companies.

     International Stock Fund invests in stocks of companies that are located outside the United States.

     Tektronix Stock Fund II invests in the common stock of Tektronix, Inc., the Plan Sponsor.

     Tektronix Stock Fund invests in the common stock of Tektronix, Inc., the Plan sponsor.

     Loan Fund accounts for participant loan balances.

     Pension Fund invests in a diversified portfolio of assets.

The Trust values marketable securities at the closing quoted market price on the valuation date. Commercial paper and temporary cash investments are valued at cost, which approximates fair value. The fair value of real estate investments and notes receivable have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance company guaranteed deposits are valued at contract value which approximates fair value (see Note 7). The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partner of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner's share of the unrealized gain on the investment.

At December 31, 1998 and 1997, the Plan's interest in the net assets of the master trust was approximately 65% and 64%, respectively.

The net assets of the Trust at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                                  1998              1997
Accrued income                                             $     1,116       $     3,274
Noninterest-bearing cash                                            31                 6
Interest-bearing cash                                           33,877            40,761
U.S. government securities                                     125,145            90,821
Corporate debt - preferred                                      43,430            32,445
Corporate debt - other                                         137,997            53,282
Preferred stock                                                  2,351             3,861
Common stock                                                   538,207           489,483
Partnerships and joint ventures                                 50,226            60,905
Real estate - income-producing                                     682               660
Real estate - non-income-producing                               1,834             3,252
Participant loans                                               20,906            16,578
Common and collective trusts                                   223,705           186,059
Pooled separate accounts                                        22,549            15,381
Registered investments                                         114,107            95,490
Insurance contracts                                            133,851           153,795
Due from broker                                                  6,819            10,319
Due to broker                                                  (82,204)          (13,796)
                                                           -----------       -----------

           Total                                           $ 1,374,629       $ 1,242,576
                                                           ===========       ===========

The components of the Trust's total investment return for the years ended December 31, 1998 and 1997 are as follows (in thousands):

                                                                  1998              1997
Net appreciation in fair value of investments              $   130,657       $   167,533
Interest                                                        26,510            25,871
Dividends                                                       14,272            10,925
Other                                                              272               282
                                                           -----------       -----------

           Total investment income                         $   171,711       $   204,611
                                                           ===========       ===========

4.   CONCENTRATION OF RISK

The Trust's assets consist primarily of financial instruments including cash, government and agency securities, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, loans, common and collective funds, and investment contracts and notes. The financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; market value of securities are dependent on the ability of the issuer to honor its contractual commitments; and investments in common stock are subject to changes in market values of the stock.

5.   BENEFIT PRIORITIES UPON TERMINATION

Tektronix intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.


6.   FUND INFORMATION

Net investments, net investment income, employer contributions, employee contributions, and withdrawals by fund are as follows for the years ended December 31, 1998 and 1997 (in thousands):

                                                                  1998              1997
Net Investments:
  Stable Fund                                              $   173,667       $   162,031
  Balanced Fund                                                319,806           277,383
  Stock Index Fund                                             222,975           177,825
  Small and Medium Company Stock Fund                           49,015            44,620
  International Stock Fund                                      19,773            19,559
  Tektronix Stock Fund II                                       11,691                 -
  Tektronix Stock Fund                                          77,544            96,509
  Loan Fund                                                     20,783            16,578
                                                           -----------       -----------

           Total                                           $   895,254       $   794,505
                                                           ===========       ===========

Net Investment Income:
  Stable Fund                                              $     9,913       $     9,961
  Balanced Fund                                                 51,657            55,230
  Stock Index Fund                                              49,720            43,111
  Small and Medium Company Stock Fund                            4,853             5,698
  International Stock Fund                                       1,588               992
  Tektronix Stock Fund II                                        4,492                 -
  Tektronix Stock Fund                                         (21,017)           13,007
  Loan Fund                                                      6,916             1,281
                                                           -----------       -----------

           Total                                           $   108,122       $   129,280
                                                           ===========       ===========

                                                                  1998              1997
Employer Contributions:
  Stable Fund                                              $     2,110       $         -
  Balanced Fund                                                  2,954                 -
  Stock Index Fund                                               3,969                 -
  Small and Medium Company Stock Fund                            1,528                 -
  International Stock Fund                                         697                 -
  Tektronix Stock Fund II                                          137                 -
  Tektronix Stock Fund                                           7,529            14,788
                                                           -----------       -----------

           Total                                           $    18,924       $    14,788
                                                           ===========       ===========

Employee Contributions:
  Stable Fund                                              $     4,824       $     4,850
  Balanced Fund                                                  7,190             6,519
  Stock Index Fund                                               9,950             9,393
  Small and Medium Company Stock Fund                            4,013             4,258
  International Stock Fund                                       1,806             1,963
  Tektronix Stock Fund II                                          507                 -
                                                           -----------       -----------

           Total                                           $    28,290       $    26,983
                                                           ===========       ===========

Withdrawals:
  Stable Fund                                              $    13,413       $    11,832
  Balanced Fund                                                 17,708            13,811
  Stock Index Fund                                              12,506             9,674
  Small and Medium Company Stock Fund                            3,260             3,119
  International Stock Fund                                       1,472             1,851
  Tektronix Stock Fund II                                           30                 -
  Tektronix Stock Fund                                           3,965             3,943
  Loan Fund                                                      1,004               773
                                                           -----------       -----------

           Total                                           $    53,358       $    45,003
                                                           ===========       ===========


7.   CONTRACTS WITH INSURANCE COMPANIES

The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged approximately from 5.52% to 8.23% and 5.27% to 8.23% for the years ended December 31, 1998 and 1997, respectively. The crediting interest rates are based on agreed upon formulas with each issuer.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       TEKTRONIX, INC. 401(k) PLAN


Date:  June 25, 1999                   By: KAREN B. STRAL
                                           -------------------------------------
                                           Karen B. Stral, Secretary
                                           Tektronix 401(k) Plan
                                           Administrative Committee

Exhibit Index

                                                                         Exhibit
Document                                                                 Number
--------                                                                 -------

Consent of Independent Accountants                                         23